NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

February 9, 2007

VIA EDGAR

Mr. H. Christopher Owings, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporate Finance
One Station Place
701 First Street, N.E.
Washington, D.C. 20002

Re:	Nitches, Inc.
Post Effective Amendment No. 2 to Form S-1 on Form S-3
Filed February 1, 2007
File No. 333-136470

Amended Form 10-Q/A for Fiscal Quarter Ended May 31, 2006
Filed January 31, 2007
Form 10-K/A for Fiscal Year Ended August 31, 2006
Filed January 31, 2007
Form 10-Q/A for Fiscal Quarter Ended November 30, 2006
Filed January 31, 2007
File No. 0-13851

Mr. Owings:

             This letter constitutes Nitches, Inc.'s response to your correspondence dated February 8, 2007 with respect to the above referenced filings.

             We have prepared this letter to facilitate your review. Set forth below are copies of the comments from your letter, and our detailed responses.

Post Effective Amendment No 2. to Form S-1 on Form S-3

Incorporation by Reference page 9

1.	It appears that you have not incorporated by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your latest annual report, as required by Item 12(a)(2) of Form S-3. Please revise accordingly.

          We are concurrently submitting a Post Effective Amendment No. 3 which has been revised to incorporate all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of our latest fiscal year.

Form 10-Q/A for Fiscal Quarter Ended May 31, 2006, Form 10-K/A for Fiscal Year Ended August 31, 2006 and Form 10-Q/A for Fiscal Quarter Ended November 30, 2006.

Controls and Procedures

2.	We note your disclosures "Except as set forth above, no changes were made. . . ," "With the exception of the Home Décor acquisition, no changes were made. " and "Except as described above, no changes were made. ," as stated in your Form 10-Q/A for the Fiscal Quarter Ended May 31, 2006, Form 10-K/A for the Fiscal Year Ended August 31, 2006 and Form 10-Q/A for Fiscal Quarter Ended November 30, 22006, respectively. Please confirm that in future filings, you will revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

          We confirm that in future filings, we will revise to state clearly, if correct, that there were changes in our internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

          With respect to our Post Affective Amendment No. 3 to Form S-1 on Form S-3, we acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert the declaration of effectiveness and staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your assistance in this matter. Please call me at (858) 625-2636 or James Mercer of Duane Morris LLP, counsel to Nitches, at (619) 744-2209 if you have any questions, or if I can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer